Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary of our securities is not a complete description and is based on and qualified by our restated certificate of incorporation (as amended, the “Certificate of Incorporation”) and amended and restated by-laws (“By-laws”). For a complete description of the terms and provisions of our equity securities, including our common stock, refer to the Certificate of Incorporation and By-Laws, both of which are filed as exhibits to this Annual Report on Form 10-K. As used in this “Description of Registrats Securities Registered Pursuant to Section 12 of the Security Exchange Act of 1934,” the terms “Company,” “we,” “our” and “us” refer to Acacia Communications, Inc.
General
Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. The following description of our capital stock and provisions of our Certificate of Incorporation and By-laws are summaries and are qualified by reference to the Certificate of Incorporation and amended and By-laws.
Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Under the terms of our Certificate of Incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Provisions of Our Certificate of Incorporation and By-laws and Delaware Law That May Have Anti-Takeover Effects
Delaware Law
We are subject to Section 203 of the Delaware General Corporation Law (“DGCL”). Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our

Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Staggered Board; Removal of Directors
Our Certificate of Incorporation and our By-laws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.
The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.
Supermajority Voting
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our By-laws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend, repeal, or adopt any provisions inconsistent with, any of the provisions of our Certificate of Incorporation as described in the prior two paragraphs.
Stockholder Action; Special Meeting of Stockholders
Our Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Our Certificate of Incorporation and our By-laws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq Listing Rules.

These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.